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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 353.003.257-67

NOTICE TO THE MARKET

EMBRAER S.A. (“Company”) (B3: EMBR3; NYSE: ERJ) informs its shareholders and the market in general that effective November 3, 2025:

(i)	the Company’s ordinary shares will begin trading on the Brazilian Stock Exchange (“B3 S.A. – Brasil, Bolsa, Balcão”) under the new ticker symbol EMBJ3, replacing the ticker symbol EMBR3; and

(ii)	the Company’s American Depositary Shares, represented by American Depositary Receipts, and the bonds issued in the United States and listed on the New York Stock Exchange (“the NYSE”) will begin trading on the NYSE under the new ticker symbol EMBJ, replacing the ticker symbol ERJ. The CUSIP numbers of the Company’s securities issued in the United States will remain unchanged.

In case of any questions, please contact the Company’s Investor Relations Department through the following channels: website (https://ri.embraer.com.br/en/other-information/contact-ir/) or e-mail (investor.relations@embraer.com.br).

São José dos Campos, October 13, 2025.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations